Exhibit 99.1

Investor Contact:                         Media Contact:
Nicole Vattimo                            Dana Grosser
SEI    SEI
+1 610-676-4385                        +1 610-676-2459
nvattimo@seic.com                         dgrosser@seic.com
Pages:        8

FOR IMMEDIATE RELEASE

SEI REPORTS FIRST-QUARTER 2015 FINANCIAL RESULTS
Income from Operations Increases 19 Percent

OAKS, Pa., April 22, 2015 -- SEI Investments Company (NASDAQ:SEIC) today announced financial results for the first-quarter 2015. Diluted earnings per share were $.50 in first-quarter 2015 compared to $.43 in first-quarter 2014. Diluted earnings per share for first-quarter 2015 and 2014 reflect pre-tax gains of $2.8 million, or $.01 per share, and $5.6 million, or $.02 per share, respectively, from the sale of SEI Asset Korea.

Consolidated Overview
(In thousands, except earnings per share)	For the Three Months Ended March 31,
	2015	2014	%

Revenues	$325,444	$302,386	8%
Net income	84,611	74,820	13%
Diluted earnings per share	$0.50	$0.43	16%
"Our results for the first quarter demonstrate the success we are having in growing our company, increasing profitability, and expanding our customer base," said Alfred P. West, Jr., SEI Chairman and CEO. "SEI's business model, our ability to execute, and the completeness of our offerings enable us to manage through the mixed nature of global markets.
"Across our company, we are investing in products and services that position us well for long-term, sustainable growth as we work to meet the evolving needs of our clients and markets."

Summary of First-Quarter Results by Business Segment

(In thousands)	For the Three Months Ended March 31,
	2015	2014	%
Private Banks:
Revenues	$111,213	$105,179	6%
Expenses	99,256	100,190	(1)%
Operating Profit	11,957	4,989	140%
Gain on sale of subsidiary	2,791	5,582	NM
Interest income	180	—	NM
Total Profit	14,928	10,571	NM
Operating Margin (A)	11%	5%

Investment Advisors:
Revenues	74,015	66,424	11%
Expenses	39,059	34,577	13%
Operating Profit	34,956	31,847	10%
Operating Margin	47%	48%

Institutional Investors:
Revenues	73,548	68,657	7%
Expenses	35,211	34,095	3%
Operating Profit	38,337	34,562	11%
Operating Margin	52%	50%

Investment Managers:
Revenues	65,367	61,008	7%
Expenses	40,623	39,184	4%
Operating Profit	24,744	21,824	13%
Operating Margin	38%	36%

Investments in New Businesses:
Revenues	1,301	1,118	16%
Expenses	4,866	4,249	15%
Operating Loss	(3,565)	(3,131)	NM

Totals:
Revenues	$325,444	$302,386	8%
Expenses	219,015	212,295	3%
Corporate overhead expenses	13,359	11,699	14%
Income from operations	$93,070	$78,392	19%

(A) Percentages determined exclusive of gain on sale of subsidiary and interest income.

First-Quarter Business Highlights:

•	Revenue growth was primarily driven by higher Asset management, administration, and distribution fees from market appreciation and improved cash flows from new and existing clients.

•
Our average assets under management, excluding LSV, increased $14.9 billion, or nine percent, to $172.5 billion in the first-quarter 2015, as compared to $157.6 billion during the first-quarter 2014 (see attached Average Asset Balances schedules for further details).

•
Our average assets under administration increased $48.7 billion, or 14 percent, to $384.7 billion in the first-quarter 2015, as compared to $336.0 billion during the first-quarter 2014 (see attached Average Asset Balances schedules for further details).

•
Revenue growth was also driven by increased Information processing and software servicing fees in our Private Banks segment. The increase was primarily attributable to higher fees from the growth in assets processed on the SEI Wealth PlatformSM and increased non-recurring professional services fees.

•
Sales events, net of client losses, during first-quarter 2015 totaled approximately $30.9 million and are expected to generate net annualized recurring revenues of approximately $23.6 million when contract values are fully realized.

•
Income from LSV increased $2.1 million, or seven percent, to $34.3 million in first-quarter 2015 as compared to $32.2 million in first-quarter 2014 due to an increase in assets under management and an increase in performance fees earned by LSV.

•
We recorded pre-tax gains of $2.8 million, or $.01 diluted earnings per share, and $5.6 million, or $.02 diluted earnings per share, from the sale of SEI AK in first-quarter 2015 and 2014, respectively.

•
Amortization expense related to capitalized software was $10.3 million during the first-quarter 2015 as compared to $9.2 million during the first-quarter 2014 due to continued enhancements to the SEI Wealth Platform.

•	Our effective tax rates were 35.4 percent in first-quarter 2015 and 35.9 percent in first-quarter 2014.

•	In first-quarter 2015, we repurchased 1.5 million shares of our common stock for $65.3 million.

Earnings Conference Call
A conference call to review earnings is scheduled for 2 p.m. Eastern time on April 22, 2015. Investors may listen to the call at seic.com/investors. The call may also be accessed at many financial services websites, including Google Finance and Yahoo Finance. Investors may also listen to replays at these websites, or by telephone at (USA) 800-475-6701; (International) 320-365-3844, access code 358144.

About SEI
SEI (NASDAQ:SEIC) is a leading global provider of investment processing, investment management, and investment operations solutions that help corporations, financial institutions, financial advisors, and ultra-high-net-worth families create and manage wealth. As of March 31, 2015, through its subsidiaries and partnerships in which the company has a significant interest, SEI manages or administers $648 billion in mutual fund and pooled or separately managed assets, including $258 billion in assets under management and $390 billion in client assets under administration. For more information, visit seic.com.

Many of the statements in this release may be considered “forward looking statements” and include discussions about future operations, strategies and financial results. Forward-looking statements are based upon estimates and assumptions that involve risks and uncertainties, many of which are beyond our control or are subject to change. Although we believe our assumptions are reasonable, they could be inaccurate. Our actual future revenues and income could differ materially from our expected results. We have no obligation to publicly update or revise any forward-looking statements.

SEI INVESTMENTS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	For the Three Months Ended March 31,
	2015	2014

Asset management, admin. and distribution fees	$246,768	$225,071
Information processing and software servicing fees	70,653	69,178
Transaction–based and trade execution fees	8,023	8,137

Total revenues	325,444	302,386

Subadvisory, distribution and other asset mgmt costs	38,517	34,012
Software royalties and other information processing costs	7,509	8,553
Brokerage commissions	5,972	5,979
Compensation, benefits and other personnel	94,186	94,424
Stock-based compensation	3,750	2,823
Consulting, outsourcing and professional fees	35,628	34,933
Data processing and computer related	13,400	12,620
Facilities, supplies and other costs	17,059	15,852
Amortization	10,358	9,214
Depreciation	5,995	5,584

Total expenses	232,374	223,994

Income from operations	93,070	78,392

Net gain on investments	250	136
Interest and dividend income	969	777
Interest expense	(113)	(113)
Equity in earnings of unconsolidated affiliates	34,033	31,891
Gain on sale of subsidiary	2,791	5,582

Income before income taxes	131,000	116,665

Income taxes	46,389	41,845

Net income	84,611	74,820

Basic earnings per common share	$0.51	$0.44

Shares used to calculate basic earnings per share	166,695	169,306

Diluted earnings per common share	$0.50	$0.43

Shares used to calculate diluted earnings per share	170,703	173,828

SEI INVESTMENTS COMPANY
BALANCE SHEETS
(In thousands)
(Unaudited)

	March 31,	December 31,
	2015	2014
Assets
Current Assets:
Cash and cash equivalents	$643,260	$667,446
Restricted cash	5,805	5,801
Receivables from regulated investment companies	47,006	48,393
Receivables, net	200,673	194,419
Securities owned	21,192	21,175
Other current assets	25,028	18,193
Total Current Assets	942,964	955,427

Property and Equipment, net	125,855	125,535
Capitalized software, net	306,728	309,040
Investments available for sale	74,222	77,609
Investments in affiliated funds, at fair value	4,454	4,523
Investment in unconsolidated affiliates	51,320	54,290
Other assets, net	16,442	16,451
Total Assets	$1,521,985	$1,542,875

Liabilities and Equity
Current Liabilities:
Accounts payable	$6,050	$10,588
Accrued liabilities	152,227	207,429
Deferred income taxes, net	1,298	1,414
Deferred revenue	3,618	1,749
Total Current Liabilities	163,193	221,180

Deferred income taxes	63,742	63,755
Other long-term liabilities	10,791	10,327
Total Liabilities	237,726	295,262

Shareholders' Equity:
Common stock	1,661	1,667
Capital in excess of par value	854,995	834,615
Retained earnings	445,368	420,226
Accumulated other comprehensive loss, net	(17,765)	(8,895)
Total Shareholders' Equity	1,284,259	1,247,613
Total Liabilities and Shareholders' Equity	$1,521,985	$1,542,875

SEI INVESTMENTS COMPANY
ENDING ASSET BALANCES
(In millions)
(Unaudited)

	Mar. 31,	Jun. 30,	Sept. 30,	Dec 31,	Mar. 31,
	2014	2014	2014	2014	2015
Private Banks:
Equity/Fixed Income programs	$16,918	$18,679	$18,634	$18,666	$19,296
Collective Trust Fund programs	14	12	11	8	9
Liquidity funds	5,670	5,274	5,331	5,889	5,551
Total assets under management	$22,602	$23,965	$23,976	$24,563	$24,856
Client assets under administration	15,641	15,347	16,288	16,741	17,643
Total assets	$38,243	$39,312	$40,264	$41,304	$42,499

Investment Advisors:
Equity/Fixed Income programs	$39,981	$42,125	$42,260	$43,845	$45,800
Collective Trust Fund programs	13	13	9	9	8
Liquidity funds	2,802	2,696	3,086	3,173	3,047
Total assets under management	$42,796	$44,834	$45,355	$47,027	$48,855

Institutional Investors:
Equity/Fixed Income programs	$69,194	$71,598	$72,006	$72,828	$74,178
Collective Trust Fund programs	102	100	98	95	94
Liquidity funds	2,505	2,414	2,891	2,929	3,246
Total assets under management	$71,801	$74,112	$74,995	$75,852	$77,518

Investment Managers:
Equity/Fixed Income programs	$68	$64	$64	$27	$25
Collective Trust Fund programs	22,633	22,598	21,297	20,833	20,965
Liquidity funds	782	802	1,018	946	1,091
Total assets under management	$23,483	$23,464	$22,379	$21,806	$22,081
Client assets under administration (A)	326,735	337,492	346,841	355,890	372,116
Total assets	$350,218	$360,956	$369,220	$377,696	$394,197

Investments in New Businesses:
Equity/Fixed Income programs	$632	$659	$703	$736	$756
Liquidity funds	49	38	118	98	106
Total assets under management	$681	$697	$821	$834	$862

LSV Asset Management:
Equity/Fixed Income programs	$77,973	$82,026	$81,536	$82,665	$84,123

Total:
Equity/Fixed Income programs (B)	$204,766	$215,151	$215,203	$218,767	$224,178
Collective Trust Fund programs	22,762	22,723	21,415	20,945	21,076
Liquidity funds	11,808	11,224	12,444	13,035	13,041
Total assets under management	$239,336	$249,098	$249,062	$252,747	$258,295

Client assets under administration (C)	342,376	352,839	363,129	372,631	389,759
Total assets	$581,712	$601,937	$612,191	$625,378	$648,054

(A)
Client assets under administration in the Investment Managers segment include $48.9 billion of assets balances that require limited services and therefore are at fee levels below our normal full service assets (as of March 31, 2015).

(B)	Equity/Fixed Income programs include $5.3 billion of assets invested in various asset allocation funds at March 31, 2015.

(C)	In addition to the numbers presented, SEI also administers an additional $6.7 billion in Funds of Funds assets (as of
March 31, 2015) on which SEI does not earn an administration fee.

SEI INVESTMENTS COMPANY
AVERAGE ASSET BALANCES
(In millions)
(Unaudited)

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.
	2014	2014	2014	2014	2015
Private Banks:
Equity/Fixed Income programs	$16,114	$17,829	$18,804	$18,606	$18,869
Collective Trust Fund programs	14	12	12	10	8
Liquidity funds	5,757	5,429	5,466	5,537	5,755
Total assets under management	$21,885	$23,270	$24,282	$24,153	$24,632
Client assets under administration	15,366	15,069	15,707	16,451	17,504
Total assets	$37,251	$38,339	$39,989	$40,604	$42,136

Investment Advisors:
Equity/Fixed Income programs	$39,005	$40,887	$42,389	$43,104	$44,809
Collective Trust Fund programs	13	13	11	9	9
Liquidity funds	2,806	2,637	2,830	3,087	3,072
Total assets under management	$41,824	$43,537	$45,230	$46,200	$47,890

Institutional Investors:
Equity/Fixed Income programs	$67,697	$70,706	$72,010	$72,771	$73,760
Collective Trust Fund programs	103	134	98	96	95
Liquidity funds	2,571	2,664	2,883	2,973	3,021
Total assets under management	$70,371	$73,504	$74,991	$75,840	$76,876

Investment Managers:
Equity/Fixed Income programs	$68	$68	$64	$64	$27
Collective Trust Fund programs	22,004	22,447	22,123	21,140	21,108
Liquidity funds	738	824	962	904	1,066
Total assets under management	$22,810	$23,339	$23,149	$22,108	$22,201
Client assets under administration	320,644	333,373	344,661	355,903	367,206
Total assets	$343,454	$356,712	$367,810	$378,011	$389,407

Investments in New Businesses:
Equity/Fixed Income programs	$623	$640	$688	$731	$755
Liquidity funds	46	43	139	97	101
Total assets under management	$669	$683	$827	$828	$856

LSV Asset Management:
Equity/Fixed Income programs	$76,306	$79,866	$82,402	$83,187	$83,439

Total:
Equity/Fixed Income programs	$199,813	$209,996	$216,357	$218,463	$221,659
Collective Trust Fund programs	22,134	22,606	22,244	21,255	21,220
Liquidity funds	11,918	11,597	12,280	12,598	13,015
Total assets under management	$233,865	$244,199	$250,881	$252,316	$255,894

Client assets under administration	336,010	348,442	360,368	372,354	384,710
Total assets	$569,875	$592,641	$611,249	$624,670	$640,604